SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D A11

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

NEPHROS, INC.
(Name of Issuer)

Shares of Common Stock, par value $0.001 per share
(Title of Class of Securities)

640671400
(CUSIP Number)

Arthur H. Amron, Esq.
Wexford Capital LP
677 Washington Boulevard, Suite 500
Stamford, CT 06901
(203) 862-7012
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 15, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.□

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 640671400
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Wexford Capital LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) □
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	□
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	3,672,111
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	3,672,111
11	Aggregate Amount Beneficially Owned by Each Reporting Person *includes warrants exercisable to acquire 66,640 shares of common stock and 45,550 vested stock options	3,672,111*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) □
13	Percent of Class Represented by Amount in Row (11)	36.78%
14	Type of Reporting Person (See Instructions)	PN

CUSIP No. 640671400
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Wexford GP LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) □
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	□
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	3,672,111
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	3,672,111
11	Aggregate Amount Beneficially Owned by Each Reporting Person *includes warrants exercisable to acquire 66,640 shares of common stock and 45,550 vested stock options	3,672,111*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) □
13	Percent of Class Represented by Amount in Row (11)	36.78%
14	Type of Reporting Person (See Instructions)	OO

CUSIP No. 640671400
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Charles E. Davidson
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) □
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	□
6	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	3,673,463
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	3,673,463
11	Aggregate Amount Beneficially Owned by Each Reporting Person *includes warrants exercisable to acquire 66,667 shares of common stock and 44,550 vested stock options	3,673,463*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) □
13	Percent of Class Represented by Amount in Row (11)	36.79%
14	Type of Reporting Person (See Instructions)	IN

CUSIP No. 640671400
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Joseph M. Jacobs
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) □
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	□
6	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	3,673,463
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	3,673,463
11	Aggregate Amount Beneficially Owned by Each Reporting Person *includes warrants exercisable to acquire 66,667 shares of common stock and 44,550 vested stock options	3,673,463
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) □
13	Percent of Class Represented by Amount in Row (11)	36.79%
14	Type of Reporting Person (See Instructions)	IN

This Amendment No. 11 (“Amendment No. 11”) to Schedule 13D modifies and supplements the Schedule 13D initially filed with the Securities and Exchange Commission (the “Commission”) on October 1, 2007 with respect to the common stock, $0.001 par value per share (the “Common Stock”), of Nephros, Inc. (the “Company”), as amended by Amendment No. 1 to the Statement filed with the Commission on February 12, 2010 (“Amendment No. 1”),  Amendment No. 2 to the Statement filed with the Commission on March 21, 2011 (“Amendment No. 2”), Amendment No. 3 to the Statement filed with the Commission on February 13, 2013 (“Amendment No. 3”), Amendment No. 4 to the Statement filed with the Commission on June 5, 2013 (“Amendment No. 4”), Amendment No. 5 to the Statement filed with the Commission on November 18, 2013 (“Amendment No. 5”), Amendment No. 6 to the Statement filed with the Commission on April 9, 2014 (“Amendment No. 6”),  Amendment No. 7 to the Statement filed with the Commission on September 9, 2014 (“Amendment No. 7”), Amendment No. 8 to the Statement filed with the Commission on October 5, 2015 (“Amendment No. 8”), Amendment No. 9 to the Statement filed with the Commission on January 14, 2016 (“Amendment No. 9”), and Amendment No. 10 to the Statement filed with the Commission on January 12, 2018 (“Amendment No. 10”, and together with the initial Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8 and Amendment No. 9, the “Statement”).  Except to the extent amended or supplemented by the information contained in this Amendment No. 11, the Statement remains in full force and effect.  Capitalized terms used herein without definition have the respective meanings ascribed to them in the Statement.  Since the filing of Amendment No. 10, the Company effected a reverse stock split, which is reflected in this Amendment No. 11.

Item 2.	Identity and Background.

Item 2 of the Statement is amended and restated in its entirety as follows:

(a)	This statement is filed by

(i)	Wexford Capital LP (“Wexford Capital”), a Delaware limited partnership, which is the controlling party of certain private investment funds and special purpose vehicles;

(ii)	Wexford GP LLC (“Wexford GP”), a Delaware limited liability company, which is the general partner (the “General Partner”) of Wexford Capital;

(iii)	Charles E. Davidson (“Davidson”), the Chairman of Wexford Capital and a managing member of Wexford GP and certain private investment fund vehicles; and

(iv)	Joseph M. Jacobs (“Jacobs”), the President of Wexford Capital and a managing member of Wexford GP and certain private investment fund vehicles.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons”. All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)	The address of the principal business and principal office of the Reporting Persons is c/o Wexford Capital LP, 777 South Flagler Drive, Suite 602 East, West Palm Beach, FL 33401.

(c)
Wexford Capital is the controlling party of certain private investment funds and special purpose vehicles. Wexford GP is the General Partner of Wexford Capital.  Messrs. Davidson and Jacobs serve as the managing members of Wexford GP and and certain private investment fund vehicles.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)	Wexford Capital is a Delaware limited partnership. Wexford GP is a Delaware limited liability company. Each of Messrs. Davidson and Jacobs is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Statement is hereby amended to add the following:

The consideration Wexford Spectrum Trading Limited (“WST”), a private investment fund controlled by Wexford Capital LP, used to fund the purchase of the Common Stock (as described in Item 4 below) was paid out of its general funds.

Additionally, since the date of the transactions reported in Amendment No. 10, the Company granted certain shares of Restricted Stock and options to purchase Common Stock of the Company to each of Mr. Arthur H. Amron, a Partner and Secretary of Wexford Capital LP, and Dr. Paul Mieyal, an employee of Wexford Capital LP, in respect of their service as a director of the Company, as described in each director’s respective Form 4, filed on December 18, 2018, December 21, 2018 and December 18, 2019.  Upon issuance, at the request of Mr. Amron and Mr. Mieyal, all options and shares of Restricted Stock were granted to Wexford Capital LP.

Item 4. Purpose of Transaction.

Item 4 of the Statement is hereby amended to add the following:

On October 15, 2020, WST purchased 166,667 shares of Common Stock in the principal amount of $1,000,002.00 in a registered direct offering, as described in the Company's Form 8-K, filed by the Company with the U.S. Securities and Exchange Commission on October 16, 2020 (the “October 2020 Offering”).

The Reporting Persons hold their Common Stock for investment purposes.

Except as set forth above, none of the Reporting Persons have any plans or proposals which relate to or would result in (i) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company, (ii) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its securities, (iii) a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries, (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (v) any material change in the present capitalization or dividend policy of the Company, (vi) any other material change in the Company's business or corporate structure, (vii) changes in the Company's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (viii) causing a class of the securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter dealer quotation system of a registered national securities association, (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or (x) any action similar to any of those enumerated above. However, each of the Reporting Persons retains its rights to modify its plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of the Company and to formulate plans and proposals that could result in the occurrence of any such events, subject to applicable laws and regulations.

Item 5.	Interest in Securities of the Issuer

Item 5 (a)-(d) of the Statement is amended and restated in its entirety as follows:

(a) and (b)  See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by each Reporting Person.  See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

Each aggregate number of shares of Common Stock beneficially owned listed above was calculated by taking the number of shares of Common Stock beneficially owned or held, as applicable, by each Reporting Person and increasing such number, to the extent applicable, for each Reporting Person to reflect the assumed exercise of all warrants and vested options to purchase shares of Common Stock beneficially owned by such Reporting Person.  Each of the percentages listed above was determined by dividing the relevant number of shares of Common Stock beneficially owned or held, as applicable, by each Reporting Person (calculated in accordance with the previous sentence) by 9,873,006, the number of shares of Common Stock outstanding following the October 2020 Offering, as reported to the Commission in the Company’s Form 424B5 filed on October 16, 2020, increased, to the extent applicable, for each Reporting Person to reflect the assumed exercise of all warrants and vested options to purchase shares of Common Stock beneficially owned by such Reporting Person.

The shares previously reported as being held by Lambda Investors LLC (“Lambda”) were distributed in kind and pro rata to Wexford Partners 11, L.P. (“WP11”), WPIC 2 LLC (“WPIC2”, and together with WST and WP11, the “Wexford Entities”) and Wexford 11 Advisors LLC (“WP Advisors”), the sole members of Lambda, on December 31, 2019.

Wexford Capital may, by reason of its status as (i) sub-advisor of WST, (ii) investment manager of WP11 and (iii) manager of WPIC2, be deemed to own beneficially the shares of Common Stock held by the Wexford Entities. Wexford GP may, by reason of its status as General Partner of Wexford Capital, be deemed to own beneficially the shares of Common Stock held by the Wexford Entities. Each of Messrs. Davidson and Jacobs may, by reason of his status as a controlling person of Wexford GP and WP Advisors, be deemed to own beneficially the shares of Common Stock held by the Wexford Entities and WP Advisors. Each of Wexford Capital, Wexford GP, Davidson and Jacobs shares the power to vote and to dispose of the shares of Common Stock held by the Wexford Entities.  Each of Davidson and Jacobs shares the power to vote and to dispose of the shares of Common Stock held by WP Advisors.  Each of Wexford Capital, Wexford GP and Messrs. Davidson and Jacobs disclaims beneficial ownership of the shares of Common Stock held by the Wexford Entities and/or WP Advisors, as applicable,and this report shall not be deemed as an admission that they are the beneficial owner of such securities except, in the case of Davidson and Jacobs, to the extent of their respective pecuniary interests therein.

(c) Except as set forth in Item 3 and 4 above, the Reporting Persons have not effected any transactions in the Common Stock during the 60 days preceding the date of this Amendment No. 11.

(d) No person other than the Reporting Persons, The Wexford Entities and WP Advisors is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock reported herein.

______________
* * * * *

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 26, 2020

WEXFORD CAPITAL LP
By:	Wexford GP LLC, its general partner

By:	/s/ Arthur H. Amron
Name:	Arthur H. Amron
Title:	Vice President and Assistant Secretary

WEXFORD GP LLC

By:	/s/ Arthur H. Amron
Name:	Arthur H. Amron
Title:	Vice President and Assistant Secretary

/s/ Charles E. Davidson
CHARLES E. DAVIDSON

/s/ Joseph M. Jacobs
JOSEPH M. JACOBS